                                          December 20, 1999




Honeywell International Inc.
Attention: Kevin Gilligan

Gentlemen:

         Reference is made to the Agreement and Plan of Merger (the "Agreement") dated as of today's date by and among Honeywell International Inc. ("Parent"), HII-2 Acquisition Corp. ("Purchaser") and Pittway Corporation (the "Company"), which is about to be executed and delivered. Capitalized terms used herein that are defined in the Agreement have the meanings given those terms in the Agreement. This letter, and a second letter between us of even date herewith, will confirm certain related agreements among Parent, the Company, the Harris family and King Harris regarding compensation matters.

1. Key Executive Retention Program: Parent, the Company and the Harris family, as indicated on Schedule 1 attached, will implement the program described on Schedule 1.

2. Corporate Office Retention and Severance Program: The Company will provide severance benefits and pay-to-stay bonuses to all Corporate Office employees who are terminated following the Share Purchase Date as a result of the transactions contemplated by the Agreement. The Company expects to terminate all employees in the Tax, Audit, Benefits/Insurance, and Aircraft Departments. The Company will also selectively reduce its Accounting staff.

         The Company hopes to keep all employees expected to be terminated on staff until their services are no longer needed. To give them an incentive to stay, the Company will offer severance benefits (one week pay for every year of service) and pay-to-stay benefits which may range from two to six months' pay. Employees to be eligible for pay-to-stay benefits will be determined by Parent in its discretion. Parent and the Company will mutually agree to the size of individual pay-to-stay benefits.

3. Senior Executive Terminations: At the anniversary of the Share Purchase Date, Paul Gauvreau's and Ed Schwartz's Employment Agreements will be terminated by the Company without cause, triggering their rights under the Company's Change of Control Plan. The Company will pay each of them three times his 2000 base salary as well as one-year's additional bonus in an amount equal to his normal 1999 bonus.




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         Paul and Ed will receive customary year-end bonuses for 1999 and 2000.
         The 1999 year-end bonuses will be comprised of two parts: a normal bonus reflecting their work during the year, and an extra bonus to reward them for their work on the Agreement. The 2000 bonus will reflect their work during 2000.

4. King Harris Employment Agreement: The Company's Employment Agreement with King Harris will be modified, effective as of the Share Purchase Date, as provided in Schedule 2 attached.

5. Options: Parent will award new options in 2000, exercisable at fair market value on the grant date, to all current Company employees currently in the Company's option program. The options awarded are to have, at a minimum, the same Black-Scholes values that the Company's options granted in 1999 had at grant on an employee-by-employee basis.

         The foregoing agreements may not be amended or modified without the written consent of the Company and King Harris.

         Please confirm the foregoing agreements by executing one copy of this letter in the space provided below and returning the executed copy to me.

                                  Very truly yours,


                                  /s/ KING HARRIS


                                  Individually, for Pittway Corporation, and on behalf of the Harris Family


Confirmed on the date first written above:
Honeywell International Inc.

By:
    -----------------------------
Its:
    -----------------------------



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                                                                      Schedule 1

----------------------------------------------------------------------------------------------------------
 EXECUTIVE       BLACK-SCHOLES $ VALUE OF PARENT       UP FRONT BONUS     RETENTION BONUS      LTIP ($)(4)
                     2000 VALUE OPTIONS(1)                  ($)(2)             ($)(3)
----------------------------------------------------------------------------------------------------------
Fradin                      500,000                       4,300,000          1,700,000          1,000,000
----------------------------------------------------------------------------------------------------------
Roth                        500,000                       4,300,000          1,700,000          1,000,000
----------------------------------------------------------------------------------------------------------
Levy                        500,000                       5,300,000          1,700,000          1,000,000
----------------------------------------------------------------------------------------------------------
Hakanson                    300,000                                            500,000            600,000
----------------------------------------------------------------------------------------------------------
Kramvis                     200,000                       2,000,000            500,000            500,000
----------------------------------------------------------------------------------------------------------
Conforti                    500,000
----------------------------------------------------------------------------------------------------------
Guthart                     500,000
----------------------------------------------------------------------------------------------------------
TOTAL                     3,000,000                      15,900,000          6,100,000          4,100,000
----------------------------------------------------------------------------------------------------------

(1) Options: Parent will grant, promptly following the Share Purchase Date, at an exercise price equal to fair market value on the grant date.

(2) Up Front Bonus: 50% ($7,950,000) will be payable by the Company promptly following the Share Purchase Date. The Harris family will contribute this amount to the Company to fund the payment. 16.67% more will be payable by the Company on the first anniversary of the Share Purchase Date, 16.67% more will be payable by the Company on the second anniversary of the Share Purchase Date, and the remainder will be payable by the Company on the third anniversary of the Share Purchase Date. Parent guaranties these three final payments.

(3) Retention Bonus: Would cliff vest on the third anniversary of the Share Purchase Date. Three year performance targets for Ademco, ADI, Ademco International, Fire-Lite/Notifier and System Sensor will be mutually set by King Harris and Kevin Gilligan based on realistic, base-case type, performance. If an executive achieves the target for his operation, he will receive the Bonus from Parent.

(4) LTIP (Long-Term Incentive Program): More aggressive, but still realistic three-year performance targets for each major operation will be mutually set by Harris and Gilligan in 2000. If an executive achieves target performance, he will receive the LTIP from Parent on the third anniversary of the Share Purchase Date.

                                                                      Schedule 2

             CHANGES TO BE MADE IN KING HARRIS' EMPLOYMENT AGREEMENT


1. General: The employment agreement is to be between King Harris and Parent.

2. Section 2: Harris initially will be President/CEO of the Alarm Components and Systems Business (or whatever Parent decides to call it) of the Honeywell Home and Building Control Division. He will report to the President of the Home and Building Control Division. His title can be changed to CEO anytime after 90 days following the Share Purchase Date.

3. Section 2c: Harris will be allowed to continue serving on the for-profit and not-for-profit boards he currently serves on.

4.       Section 3: Covered by Section 5.1 of the Agreement.

5. Section 3f: Harris will continue to receive his current executive benefits package. Options granted to him will have ten-year terms and will not expire on account of shift to Consultant status.

6. Section 3g: Harris will continue to receive these benefits as specified.

7.       Sections 4 and 5(e): Covered by Section 5.1(e) of the Agreement.

8. Section 5: Harris will have a two-year employment agreement which could be extended on a year by year basis by mutual consent. On January 1, 2002 Harris could elect to become a Consultant to Parent. As a Consultant, he would receive $400,000 per year until age 65 and would be required to work no more than 8 hours per week on the average. He would also be reimbursed for business expenses and reasonable office expenses including the compensation of an assistant performing duties similar to those of his current assistant.

9. Section 6: If Harris dies, his estate or designated beneficiary will receive 100% of the amounts he would have received under the terms of the employment agreement.

10. The remainder of the employment agreement will mirror the current Employment Agreement.